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...ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44903

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TFS Derivatives Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
17 State Street, 41st Floor
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES CONWAY, CONTROLLER (212) 943-2175
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AAJ 3/30/2005

3/23/05

OATH OR AFFIRMATION

I Jeffrey McHard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of TFS Derivatives Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Susan De Torres
Notary Public
My Commission Expires Oct. 31, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement regarding SEC Rule 15c3-3.
- ☐ (p) Supplementary report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

TFS Derivatives Corp.
(A wholly-owned subsidiary of Tradition Financial Services, Inc.)

Year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

Year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
TFS Derivatives Corp.

We have audited the accompanying statement of financial condition of TFS Derivatives Corp. (a wholly-owned subsidiary of Tradition Financial Services, Inc.) (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of TFS Derivatives Corp. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Ernst & Young LLP

February 17, 2005

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 1,661,065
Commissions receivable	1,036,521
Total assets	$ 2,697,586
Liabilities and stockholder's equity	
Liabilities:	
Due to parent	$ 154,175
Accrued liabilities	31,210
Total liabilities	185,385
Stockholder's equity	2,512,202
Total liabilities and stockholder's equity	$ 2,697,586

The accompanying notes are an integral part of these financial statements.

TFS Derivatives Corp.
(a wholly-owned subsidiary of Tradition Financial Services, Inc.)

Notes to Statement of Financial Condition

December 31, 2004

1. Organization

TFS Derivatives Corp. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Tradition Financial Services, Inc. (the "Parent"), which, in turn, is a wholly-owned subsidiary of TFS Lausanne, which, in turn, is majority owned by Compagnie Financière Tradition, a company organized in Switzerland. The Company is primarily a broker of equity index derivatives, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. All trades are conducted, as agent, on a give-up basis.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Cash Equivalents

The Company considers all money market funds ($477,865 at December 31, 2004), which maintain a net asset value of $1.00, and short-term, highly liquid investments that are readily convertible into cash and have original maturity dates of under three months at the time of purchase to be cash equivalents.

Revenue Recognition

Commissions are recognized on a trade date basis.

3. Related Party Transactions

The Parent absorbs all operating costs of the Company and in return charges the Company a management fee. Due to Parent primarily represents amounts due in connection with the management fee arrangement and income taxes.

3. Related Party Transactions (continued)

The Company enters into various transactions in the normal course of business with affiliated companies, which primarily consist of trades on behalf of the Company's and the affiliate's customers. The Company and each affiliate charge their respective customers for the commission related to each trade. There was no revenue attributable to affiliates in 2004.

4. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company records income taxes for financial reporting purposes on a separate company basis.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of the Rule.

At December 31, 2004, the Company had net capital of $1,888,530, which was $1,876,171 in excess of its required net capital of $12,359. The Company's aggregate indebtedness to net capital ratio was .10 to 1 at December 31, 2004.

6. Concentration of Credit Risk

At December 31, 2004, the Company's cash and cash equivalents were held at two major financial institutions.

Commissions receivable represent amounts due from customers, which primarily consist of securities firms. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

7. Estimated Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosure About Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the fair value of financial instruments recognized in the statement of financial condition (including receivables and payables) approximates their carrying value, as such financial instruments are short term in nature.